UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated March 13, 2015, of North Atlantic Drilling Ltd. (the "Company"), announcing that the Company has received a notice of termination from Rosneft of the service order for the West Navigator.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: March 13, 2015	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

NADL - North Atlantic Drilling receives notice of termination for the West Navigator
Hamilton, Bermuda, March 13, 2015 – North Atlantic Drilling Ltd. (NADL) has received a notice of termination from Rosneft of the service order for the West Navigator in connection with the Framework Agreement. The drillship was indicatively scheduled to commence operations under its five-year contract with Rosneft during the summer of 2015, which would have required earlier mobilisation. As outlined in our fourth quarter 2014 results report, NADL believes that it will be very challenging to close the transactions with Rosneft on the same terms or in the timeframe contemplated in the executed agreements, and that there were significant risks attached to the US$4.1 billion order backlog related to the drilling contracts with Rosneft. The termination of the service order for West Navigator will reduce NADL's contract backlog by US$1.0 bn. NADL will be marketing  the West Navigator for alternative future opportunities, however remains in discussions with Rosneft to explore various alternatives for future co-operation.
Questions should be directed to North Atlantic Management AS represented by:
Ragnvald Kavli - Chief Financial Officer
 Tore Byberg – VP Commercial Finance